	Lundin Mining Corporation	Lundin Mining AB
	Vancouver office	Stockholm office
	Suite 2101	Hovslagargatan 5
Lundin Mining Corporation	885 West Georgia Street	111 48 Stockholm
	Vancouver B.C. V6C 3E8	Sweden
	Canada	Tel. +46-8-545 074 70
	Tel. +1 604 689 7842	www.lundinmining.com

Three Months Ended March 31, 2006 and 2005
April 27, 2006
(Amount s in United States Dollars unless otherwise stated)

Financial Highlights

	Three	Three	Year
	months ended	months ended	ended
Millions of US$, except per share data	Mar 31, 2006	Mar 31, 2005	Dec 31, 2005
Sales	91.8	36.0	192.1
Net income	21.5	2.9	30.0
Basic earnings per share	0.53	0.09	0.78
Diluted earnings per share	0.52	0.09	0.78
Cash provided by operating activities	22.7	7.5	66.7
EBITDA (i)	50.3	15.0	75.4

(i) Non GAAP measure

CEO Comments

Lundin Mining President and CEO, Karl-Axel Waplan said: "We are proud to present the results of the first quarter 2006 showing record earnings. Mining production during the quarter continued at stable levels and with the recent exploration success at Galmoy we are confident we are on the right track to continue to grow Lundin Mining into a major international base metal producer."

Other highlights

  A financing arrangement with Sunridge Gold Corp. was signed in February 2006. Sunridge is a publicly traded Canadian mining company, listed on the TSX Venture Exchange ("TSXV"). Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa. Lundin Mining has invested $4.5 million and holds just under 10% of the common shares of Sunridge.
  Exploration drilling discovered significant new mineralization at the Galmoy project in Ireland.

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Selected Financial Information
Thousands of USD
	Three months	Three months
	ended	ended	Year ended
	March 31, 2006	March 31, 2005	December 31, 2005
Sales	$91,798	36,033	192,073
Cost of sales	$(35,838)	(16,834)	(98,710)
Exploration and project investigation	$(1,569)	(1,601)	(7,146)
Administration and other income (expenses)	$(4,128)	(2,643)	(10,864)
EBITDA (i)	$50,263	14,955	75,353

Depreciation of fixed assets	$(4,928)	(3,905)	(20,267)
Amortization of mining rights	$(9,109)	(5,141)	(31,732)
EBIT (i)	$36,226	5,909	23,354

Result on copper and lead hedges (ii)	$(5,977)	-	(2,095)
Net interest and other financial items	$(774)	195	22,806

EBT (i)	$29,475	6,104	44,065

Tax and non-controlling interest	$(8,014)	(3,169)	(14,102)
Net income for the period	$21,461	2,935	29,963

Operating Cash Flow	$22,704	7,548	66,665
Capital Expenditures	$(4,876)	(2,428)	(17,957)

(i) Non GAAP measures
(ii) Includes realized and unrealized result on metal hedges

Key Financial Data
	Three months	Three months	Year
	ended	ended	ended
	March 31, 2006	March 31, 2005	December 31, 2005

Shareholders´ equity/share, USD*	$6.60	5.20	6.01
Basic earnings/share, USD	$0.53	0.09	0.78
Diluted earnings/share, USD	$0.52	0.09	0.78
Dividends	Nil	Nil	Nil

Basic weighted average number of shares outstanding	40,693,831	33,516,053	38,416,486
Diluted weighted average number of shares outstanding	41,027,997	33,888,553	38,658,521

Number of shares outstanding at period end	40,693,831	34,802,592	40,693,831

* Shareholders´equity/share is defined as shareholders´ equity divided by total number of shares outstanding at period end.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in United States Dollars unless otherwise indicated)

THREE MONTHS ENDED MARCH 31, 2006

This Management's discussion and analysis of the financial condition and results of the operations, analyzes the three months ended March 31, 2006 and is dated April 27, 2006.

Recent Events

Successful exploration drilling results at the Galmoy Mine in Ireland.

Lundin Mining Corporation ("Lundin Mining") or the "Company") has announced that its wholly owned subsidiary, Lundin Mining Exploration Limited, has discovered significant new mineralization at its Galmoy project in Ireland.

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As part of an on-going 20,000 metre exploration drill program planned for 2006 in and near to the Company's Galmoy mine in Ireland, the following results are reported:

K Southwest Zone

A high grade extension of the K Orebody (the "K Southwest Zone"), which was discovered in mid-2005, (see August 11, 2005 news release), has been drill-delineated at 25 metre spacing. Like the K Orebody, the zone is ribbon-shaped but is orientated north-south. By the end of 2005 the zone had been outlined as being approximately 150 metres long by 40 metres wide, with a measured resource of 187,000 tonnes grading 15.7% zinc ("Zn"), 3.8% lead ("Pb") and 39 grams/tonnes ("g/t") silver ("Ag"). As it is an extension of an existing orebody, the northern end of the zone has already been developed and mining from it is currently taking place. As of December 31, 2005, 86,000 tonnes at 16.3% Zn and 4.9% Pb had been mined, and a proven reserve of 94,000 tonnes at 11.9% Zn, 3.1% Pb and 29 g/t Ag remained. Mine exploration drilling in 2006 has extended the zone an additional 100 metres to the south.

CW Southeast Zone

Also in the vicinity of the mine, a new zone of zinc-lead -silver mineralization, named the CW Southeast Zone, has been discovered. This new zone is currently defined by seven vertical drill hole intercepts covering an approximate 100 x 50 metre area and is as close as 100 metres from existing underground mine workings. Step -out delineation drilling at 25 metre centres continues. At this early stage of delineation drilling, it is unclear what impact, if any, this new zone of mineralization will have on the mine's present and future mineral reserves and resources. For further details of the analytical results of the individual drill holes, see the Company's news release dated April 10, 2006.

Rapla South Prospect

Exploration drilling has also discovered significant new mineralization located approximately 6 km northeast of the Galmoy Mine and over 500 metres southwest of the known Rapla prospect. The discovery hole was collared 200 metres west of the nearest previously drilled hole and is the first of six vertical drill holes planned for 2006 in this area. Semi-massive to massive sulphide mineralization was intersected over 3.62 metres (considered true thickness; from 545.08 metres depth) grading 9.79% Zn, 1.99% Pb and 4.52 g/t Ag, including 1.92 metres grading 15.71% Zn, 3.64% Pb and 4.56 g/t Ag. Drilling of the second hole of the planned programme is currently taking place 200 metres to the south of the discovery hole.

Drill core was logged, split and sampled by Company personnel at facilities on the Galmoy property in Co, Kilkenny, Ireland. Samples were subsequently bagged, sealed and transported to the Company's analytical laboratory at the nearby Galmoy minesite where the samples were prepared and analyzed in accordance to common industry standards and procedures under the supervision of the Company's lab manager and analytical chemist. At the mine lab each exploration sample is individually crushed to a maximum particle size of approximately 6 mm. Each crushed sample is then split using a riffle and an approximate 300 gram sub-sample of crushed material is taken and pulverized using a standard 'ring-and-puck' mill until 100% of the sub-sample has a particle size of less than 150 microns. For zinc and lead analysis, a 0.5 gram sub-sample of the pulverized material is then digested using standard Aqua Regia. Following digestion the solution is diluted to 250 ml before analyzing by Atomic Absorption instrumentation. For silver analysis, a 1 gram sub-sample of pulverized material is digested in the same manner with Aqua Regia but is then diluted to 100 ml before analyzing by Atomic Absorption instrumentation. The mine laboratory follows a quality assurance programme that includes rigorous cleaning of sample preparation equipment between samples and batches and the use of quality control samples such as certified standards.

The drill program and technical data are under the management of Andrew Bowden, Exploration Manager, Ireland, who is a professional geologist and Qualified Person pursuant to NI 43-101.

Financing Arrangement with Sunridge Gold Corp.

Lundin Mining has entered into a financing arrangement with Sunridge Gold Corp. ("Sunridge"), a publicly traded Canadian mining company listed on the TSXV under the symbol "SGC".

Sunridge is currently drilling several advanced exploration projects in Eritrea in northeastern Africa including the high-grade Adi Nefas Gossan zinc/gold/copper volcanogenic massive sulphide (VMS) project, the high-grade copper/gold Debarwa VMS deposit, the Gupo gold deposit and several other high priority targets. These projects form part of the Asmara Joint Venture Project in which Sunridge currently holds a 40% interest and has an option to earn a 70% interest. The remaining interest is held by Sub Sahara Resources (Eritrea) Ltd., a subsidiary of Sub-Sahara Resources NL, an Australian public company.

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The Asmara Project encompasses over 1,100 square kilometers and is located immediately to the north, south and west of Eritrea's capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. T he licensed area covers rocks of the Nubian-Arabian shield which is a large Pre -Cambrian shield covering much of Northeast Africa. Eritrea is a country with immense geological potential yet still relatively unexplored by modern mining methods. The main discoveries to date are Nevsun's large, high-grade Bisha VMS Project and Sunridge's high-grade Debarwa and Adi Nefas VMS Projects.

Sunridge currently has a 25,000 metre diamond and reverse circulation drilling program underway on several of its key projects. Sunridge recently reported excellent results from the Adi Nefas high-grade zinc/gold/copper project. Highlights include:

NG-024-D - 7.85 metres grading 3.9 g/t Au, 147.52 g/t Ag, 5.5% Cu and 10.05% Zn

NG-025-D - 10.6 metres grading 3.16g/t Au, 96.08 g/t Ag, 2.23% Cu and 10.68% Zn

NG-026-D - 9.0 metres grading 11.91 g/t Au, 285 g/t Ag, 3.18% Cu and 11.05% Zn

NG-043-D - 5.25 metres grading 10.81 g/t Au, 239.8 g/t Ag, 6.77% Cu and 6.77% Zn

NG-046-D - 7.80 metres grading 4.0 g/t Au, 135.44 g/t Ag, 1.12% Cu and 5.62% Zn

Another key project is the Debarwa copper/gold project. Debarawa is at an advanced stage and Sunridge has now commissioned conceptual mine planning studies which will evaluate a potential fast -track development of this high -grade deposit.

Over the coming months, an aggressive drilling program will continue utilizing 4 rigs. Lundin Mining will bring to the strategic alliance technical and financial expertise and assist Sunridge Gold to rapidly advance its projects to the production stage.

Pursuant to the agreement with Sunridge, Lundin Mining has subscribed for 3,150,000 units of Sunridge by way of a non -brokered, private placement at a price of Cdn $1.66 per unit for an investment of Cdn $5,229,000 (approx. $4.5 million). Each unit consist s of one common share of Sunridge and one common share purchase warrant. Each warrant is exercisable into one additional common share of Sunridge at a price of $2.07 for a period of two years from the closing of the private placement. Upon the completion of the private placement and prior to exercise of warrants, Lundin Mining will hold just under 10% of the common shares of Sunridge. This private placement is subject to all regulatory approvals. The securities comprising the units will be subject to a four month hold period from the date of closing.

Upon completion of its investment in Sunridge, Lundin Mining will be entitled to two seats on the board of directors of Sunridge.

The technical information contained above has been reviewed by Mr. Michael Hopley, (B.Sc. Geo.) who is a Qualified Person pursuant to NI 43-101. Mr. Hopley is President and CEO of Sunridge.

Hedging of Lead and Copper

Lundin Mining entered into hedging contracts, during the fourth quarter of 2005, with the objective of giving the Company price protection if the prices of the Company's by-products, lead and copper, were to decline. For the period April to December 2006, 2,725 tonnes of the copper production from Storliden have been hedged through forward contracts at the price 1.74 U S$/pound (3,825 US$/tonne). The Company has restructured its original lead hedge during the first quarter 2006 and 18,000 tonnes of the lead production from Zinkgruvan and Galmoy have been hedged for the period April to December 2006 through an option strategy. The Company has bought put options at the average strike price of 0.43 US$/pound (950 US$/tonne) and has also sold call options at the average strike price of 0.53 US$/pound (1,170 US$/tonne). For further details of the hedges, see page 14.

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Other corporate matters

Effective February 15, 2006, Mr Manfred Lindvall was appointed Vice President Environment, Health and Safety and will join the management team of Lundin Mining. Mr Lindvall previously held the position as VP Environment, Health & Safety at Boliden.

Effective February 15, 2006, Mr Stefan Månsson was appointed Managing Director of the Galmoy operations. Mr Månsson previously held the same position at the Zinkgruvan operations and replaces Mr. Steve Gatley. With the experience gained from dealing with the recent changes at the Zinkgruvan operations, Mr Månsson will bring very important knowledge to the ongoing improvement process at Galmoy. Mr. Gatley was appointed General Manager, Projects and will be closely involved in the development of Lundin's recent investments in Union Resources and Sunridge. Mr. Gatley has extensive international experience and will strengthen the team responsible for developing projects within the Company. Mr Stefan Romedahl was appointed Managing Director of the Zinkgruvan operations, having previously held the position as Mine Superintendent at Zinkgruvan.

Summary of operations - Metal production*

	Three months ended		Three months ended	Year ended
		March 31, 2006	March 31, 2005	Dec 31, 2005

Zinc (tonnes)	Zinkgruvan	17,958	18,311	69,981
	Storliden	8,198	10,364	32,024
	Galmoy	17,217	15,403	74,321
	Total	43,373	44,078	176,326

Copper (tonnes)	Storliden	3,253	3,199	10,839

Lead (tonnes)	Zinkgruvan	7,794	11,473	36,674
	Galmoy	4,441	5,672	17,284
	Total	12,235	17,145	53,958

Silver (ounces)	Zinkgruvan	414,119	505,829	1,866,061
	Galmoy	52,807	88,201	203,292
	Total	466,926	594,030	2,069,353
*100% of the production at Galmoy is included for 2005. This does not, however, represent Lundin Mining's actual ownership during this period. ARCON (owner of Galmoy) was acquired in April 2005.

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Selected quarterly information
Three months ended	Mar-06	Dec -05	Sep-05	Jun-05	Mar-05	Dec-04	Sep-04	Jun-04
					(iii)	(iii)	(iii)	(iii)
Sales ($'000)	91,798	63,820	48,683	43,537	36,033	22,465	16,444	2,183
Net income ($'000) (i)	21,461	14,221	9,637	3,170	2,935	2,090	2,738	149
Net income per share, basic ($) (i) (ii)	0.53	0.35	0.24	0.08	0.09	0.07	0.09	0.01
Net income per share, diluted ($) (i) (ii)	0.52	0.35	0.24	0.08	0.09	0.07	0.09	0.01

(i)     The Company has restated its unaudited interim consolidated financial statements for 2004 to allow for the retroactive effect of its change in accounting policy for exploration expenses.

(ii)   The income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(iii)   Restated for the change in the reporting currency of the Company. See note 2 of the consolidated financial statements.

Results of operations Sales

The increase in total sales for the first quarter of 2006 compared to the first quarter of 200 5 is due to higher production volumes as a result of the acquisitions of ARCON International Resources Plc ("ARCON") in the second quarter of 2005 and significantly higher metal prices during the first quarter 2006. The increased sales in the first quarter 2006 compared to the fourth quarter 2005 are due to higher metal prices of all metals produced by Lundin Mining.

Selling, General and Administrative Costs

The costs are on the same levels during the first quarter of 2006 compared to the first quarter of 2005 and the fourth quarter of 2005.

General Exploration and project investigation

Exploration costs were on the same level during the first quarter of 2006 as the first quarter of 2005. Compared to the fourth quarter of 2005 the Company spent approximately $1.0 million less during the first quarter of this year. The activities were low at the beginning of the quarter this year but were increased during February and March. The Company expects that the exploration costs, on a quarterly basis, will increase somewhat during the remainder of 2006 compared to the first quarter of 2006.

Net income

The increase in net income for the first quarter of 2006 compared to the first quarter of 2005 is due to higher production volumes as a result of the acquisition ARCON in the second quarter of 2005 and significantly higher metal prices during the first quarter of 2006 .

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Zinkgruvan Mine
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2005
Ore milled (tonnes)	169,765	225,968	803,883
Grades per tonne
Zinc (%)	11.2	8.8	9.4
Lead (%)	5.2	5.7	5.1
Silver (g/t)	103	95	95
Recoveries
Zinc (%)	94	93	93
Lead (%)	89	89	89
Silver (%)	74	74	76
Production

Zinc (tonnes)	17,958	18,311	69,981
Lead (tonnes)	7,794	11,473	36,674
Silver (oz)	414,119	505,829	1,866,061
Sales, TUSD	$38, 397	$19,751	$85,683
Zinc Cash Production Cost,
(US$/pound)*	0.37	0.25	0.27
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by -product credits.

Production

The ore milled during the first quarter of 2006 was lower compared to the fourth quarter of 2005 and the corresponding quarter of 2005 which partly is due to temporary rock mechanical issues in the mine. These issues have been resolved. The temporary high grades of zinc during the quarter also negatively affected the ore milled.

Zinc grades and recoveries during the first quarter this year were high. The high grades of zinc during the quarter are due to the mining sequence where mining primarily was carried out in areas known to contain high zinc head grades. The lower volumes of ore milled during the quarter compared to the fourth quarter of 2005 were offset by higher grades and recoveries. Total zinc production was 1,400 tonnes higher compared to the fourth quarter of last year. Total lead production was 700 tonnes lower than the fourth quarter 2005 which is due to lower grades in combination with lower mill throughput.

The cash production cost during the quarter has increased by 4 cents per pound of zinc compared to the fourth quarter of 2005 and 12 cents compared to the first quarter of 2005. The increase of the cash cost is mainly due to increased price participation charges which are due to increased market prices of zinc. The charges paid to the smelters are partly dependent on the market price of zinc.

The financial results of the mine continued to be strong as a result of increasing metal prices and relatively high grades of zinc.

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Storliden Mine
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2005
Ore milled (tonnes)	98,064	91,660	319,411
Grades per tonne
Copper (%)	3.6	3.7	3.7
Zinc (%)	9.2	12.1	10.9
Recoveries
Copper (%)	92	93	92
Zinc (%)	91	94	93
Production
Copper (tonnes)	3,253	3,199	10,839
Zinc (tonnes)	8,198	10,364	32,024
Sales, TUSD	$25,992	$16,108	$58,959
Zinc Cash Production Cost
(US$/pound )*	<0	0.09	<0
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

As of December 31, 2004 Lundin Mining held 74% of the shares of NAN, which is the owner of the Storliden Mine. During the first quarter of 2005 the Company acquired an additional 24% of the shares of NAN and initiated corporate procedures for the compulsory purchase of the remaining shares in NAN. As of March 31, 2006 Lundin Mining held approximately 98% of the shares of NAN.

Production

The milled production of ore was 7% higher during the first quarter of 2006 compared to the first quarter of 2005 and 24% higher compared to the fourth quarter of 2005. The grades for zinc were somewhat lower during the quarter compared to the first quarter of 2005 and the fourth quarter of 2005 due to the mining sequence. Total zinc production was 13% higher compared to the fourth quarter of 2005 but 21% lower compared to the first quarter 2005. The zinc grades are expected to increase during the remainder of 2006 as mining will move into richer zinc areas. The copper grades are on the same levels as the first and last quarter of 2005.

The sales and the financial results of the mine exceeded expectations for the quarter and were above the results of all previous quarters due to higher metal prices, stable production and continued good grades of copper and zinc.

The zinc cash costs for Storliden during the first quarter of 2006 continued to be less than zero due to the high production of copper. The income from copper was higher than the production costs and the related smelting charges.

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Galmoy Mine
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2005
Ore milled (tonnes)	156,053	153,725	644,058
Grades per tonne
Zinc (%)	13.1	12.5	13.7
Lead (%)	4.3	5.6	4.0
Recoveries
Zinc (%)	84	80	84
Lead (%)	67	66	68
Production
Zinc (tonnes)	17,217	15,403	74,321
Lead (tonnes)	4,441	5,672	17,284
Sales, TUSD	$27, 409	$13,097	$68,289
Zinc Cash Production Cost
(US$/pound )*	0.60	0.46	0.46
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

Lundin Mining and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005. ARCON has been consolidated in the financial statements of Lundin Mining since May 1, 2005.

In order to provide relevant information for the investor, production data and sales are presented at the mine level for all periods, including periods that ended prior to the date the Company acquired the mine.

Production

Ore production during the first quarter of 2006 was in line with first quarter of 2005 but lower than the fourth quarter of 2005. Zinc grades were higher during the first quarter this year compared to the first quarter of last year but lower than the fourth quarter of 2005 when the average zinc grades were 14.8%. Lead grades were higher compared to the last quarter of 2005 but lower compared to the first quarter of 2005. The grades of the ore vary over time due to the mining sequence.

Recoveries were 84 % for zinc and 67 % for lead which is in line with full year 2005. Mainly due to run of mine grades the production of zinc metal was 12 % higher and production of lead metal was 22% lower during the first quarter of 2006 than the comparable quarter of last year. Due to the lower grades of zinc during the first quarter of 2006 compared to the last quarter of 2005 the total zinc metal produced was approximately 4,000 tonnes lower then the last quarter of 2005.

The improvement project in the mill has not reached the set targets for recoveries and utilisation. The improvement project is physically 75% complete and certain activities outstanding will continue beyond the first quarter of 2006 but with a different set up. The reorganised maintenance function has proven to be a benefit to the mill with availability figures rising.

Since the beginning of 2006 Mr Stefan Månsson , the former Managing Director of Zinkgruvan, has taken on the responsibility as Managing Director of Galmoy. He has been involved in the improvement project steering committee since the start and has considerable experience in turn around of mining operations.

Quarterly cash production costs (US$ per pound zinc) at Galmoy increased to 0.60 due to the increased smelter treatment charges. The increased charges are due to the price participation element of the smelter treatment charges. The price participation element of the cash cost is 21 cents for the first quarter of 2006.

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Exploration in Sweden The Copperstone Project

The Copperstone project is located in the Skellefte mining district of northern Sweden, about 20 km northeast of the Storliden mine. A total of 2,458 metres in 15 diamond drill holes was completed in the first quarter of 2006. A number of geophysical and geological targets were tested in the vicinity of the Eva Discovery with the objective of finding a higher grade extension of this massive sulphide deposit discovered in early 2005 (see May 26, 2005 news release). The southern boundary of Eva is cut off by a fault and narrow intrusive. Drilling in the first quarter of 2006 has focused on testing to the south of Eva, across this fault and intrusive. Drilling of coincident magnetic and electromagnetic ("TEM") geophysical anomalies, located approximately 330 metres south of the Eva deposit, intercepted a several metre thick zone of felsic volcanics containing massive sulphide clasts with visible zinc and copper sulphides (assays pending), suggestive of being close to another massive sulphide centre of mineralization or the southern extension of Eva. Additional drilling of this extensive geophysical anomaly for thick, massive sulphide mineralization will be the focus of the second quarter activities at Copperstone.

Near-mine exploration at Storliden

A total of 2,357 metres in 12 diamond drill holes was completed in the first quarter of 2006 in the vicinity of the Storliden mine, located in the western part of the Skellefte district of northern Sweden. Although there are several geophysical and geological targets left to test, no significant new sulphide mineralization has yet been discovered as a result of this brownfields exploration programme that could extend the mine life of Storliden. Additional drilling, targeting surface and downhole TEM anomalies, is planned for the second quarter of 2006.

The Norrbotten Project

The Norrbotten copper-gold project is located in the Norrbotten mining district of northern Sweden and consists of both 100% Lundin licenses and licenses that form a joint venture partnership with Anglo American Exploration BV ("Anglo") and Rio Tinto Mining and Exploration Ltd. ("Rio"). The properties cover and include the iron oxide copper-gold mineralization discovered by Anglo and Rio at Rakkurijärvi. Exploration has focused on enlarging the Rakkurijärvi discovery zone.

In the first quarter a total of 1,329 metres in 4 diamond drill holes was completed at Rakkurijärvi with the objective of extending the deposit and providing clear evidence that a deeper extension might substantially increase both the size and grade of the deposit. The best result of this latest round of drilling was the intersection of 64.2 metres (from 174.0 to 238.2 metres hole depth) of massive magnetite mineralization with variable sulphide content. Overall this magnetite zone returned an average grade over the entire 64.2 metre interval of 0.91% Cu and 0.18 g/t Au including higher grade intervals of 17.6 metres averaging 1.59% Cu and 0.27 g/t Au and 5.5 metres averaging 2.07% Cu and 0.51 g/t Au. Despite being an encouraging result, it was concluded that the tenor of Rakkurijärvi mineralization and the potential tonnage of possible ore-grade mineralization has not improved enough to warrant additional drilling at this time. The 100% Lundin land position in the Norrbotten district has also begun to be reduced as several licenses have been satisfactorily tested without discovery success. A comprehensive review of the entire Norrbotten project is being carried out. A decision on the future of this programme will be made in the second quarter of 2006.

Zinkgruvan -Bergslagen Exploration

Surface drilling of the deep northwestern extension of the Zinkgruvan orebody, known as the Dalby target, continued in the first quarter. Significant zinc-lead sulphide mineralisation was intercepted from 797.3 to 806.7 metres (assays pending). The intersection is approximately 200 metres to the north of another mineralized intercept previously drilled from the mine. Drilling will continue in the Dalby area to test the size and grade of this mineralized extension of the mine ore horizon.

A multi-year, integrated in-mine and near-mine exploration programme has begun with the objective of finding and developing new Mineral Reserves to further extend the mine life of this core asset. Starting in the second quarter of 2006, a special exploration team, comprised of exploration and mine staff and consultants, is being assembled that will use the most advanced geological models and exploration tools available to locate new zones that can be developed from existing mine infrastructure. Potential for new discoveries is considered excellent. This new target development work is in addition to the ongoing mine exploration programme that includes the development of two underground exploration drifts from which, compared to previous years, an increased amount of drilling will take place this year to define Mineral Resources and Mineral Reserves.

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Exploration in Ireland

Near-mine Exploration at Galmoy

A total of 6,900 metres in 51 diamond drill holes was completed in the first quarter of 2006 in and near to the mine on the Galmoy property. Included in this total are 30 infill and delineation drill holes within the mine licence area and 21 brownfields exploration drill holes on the adjoining prospecting licenses. Significant new results of this drilling campaign were reported on in the April 10, 2006 news release. The high -grade K Southwest Zone, discovered in mid -2005, has been extended a further 100 metres of strike length by in-mine delineation drilling in the first quarter. A new zone of zinc-lead -silver mineralization, named the CW Southeast Zone, has also been discovered and is currently defined by 25 metre step -out delineation drilling over a 100 x 50 metre area located as close as 100 metres to existing mine workings. Highlights of mineralized intercepts to date include 5.18 metres averaging 9.87% zinc, 1.94% lead, 4.96 grams/tonnes silver and 3.76 metres averaging 11.66% zinc, 1.47% lead, 3.66 grams/tonnes silver. Additional step -out delineation drilling continues in the second quarter of 2006.

Exploration drilling has also discovered significant new mineralization located approximately 6 km northeast of the Galmoy Mine and over 500 metres southwest of the known Rapla prospect. The discovery hole was collared 200 metres west of the nearest previously drilled hole and is the first of six vertical drill holes that were planned for 2006 in this area. Semi-massive to massive sulphide mineralization was intersected over 3.62 metres (from 545.08 metres depth) grading 9.79% zinc, 1.99% lead and 4.52 grams/tonnes silver, including 1.92 metres grading 15.71% zinc, 3.64% lead and 4.56 grams/tonnes silver. Additional drilling of this discovery area is planned for the second quarter.

In addition to the drilling, a total of 45.50 km of IP and resistivity geophysical surveying was completed on the southwestern part of the Galmoy licence block adjacent to the Anglo American prospecting licence to the west.

Keel Property

The Keel property is located in Longford county Ireland. Compilation and reinterpretation of historic exploration data and a programme of surface geophysical surveying (IP and gravity) are underway with the objective of identifying new targets for drill-testing starting in the third quarter of 2006.

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Other investments

Sunridge Gold Corporation - The Asmara project, Eritrea

The Asmara Project covers 1,100 square kilometres in central Eritrea and is located immediately adjacent to the capital city of Asmara. The infrastructure is excellent with roads, power, water and airports servicing the project area. Sunridge Gold Corp. has developed a "pipeline" of early to advanced stage exploration targets and pre-development stage discoveries. The project area covers a well-mineralized trend of volcanic rocks that host two advanced -stage high-grade gold, copper, zinc, and silver volcanogenic massive sulphide ("VMS") deposits, Debarwa and Adi Nefas, one advanced-stage gold deposit, named Gupo, and three high priority VMS drill targets, Debarwa South and East, Emba Derho and Kodado. A conceptual mine plan is underway to examine the economics of the Debarwa VMS deposit.

The exploration potential of this project was again demonstrated at its Emba Derho target where a major new VMS deposit, exceeding 200 metres in thickness, was recently discovered (see March 6, 2006 news release by Sunridge Gold Corp). The potential for additional new discoveries at the Asmara Project is considered excellent. Sunridge Gold is in the midst of a 24,000 metre drill program which started in 2005.

Sunridge Gold has currently earned 40% of the project from the joint venture partner Sub-Sahara Resources by spending $2.4 million. Sunridge can earn 70% by completing a feasibility study on any one of the deposits within the Asmara Project license area and up to 90% if Sub-Sahara does not contribute pro -rata to production. The Eritrean government has a 10% free carried interest. At the beginning of 2006 Lundin Mining entered into a strategic alliance and financing arrangement with Sunridge Gold Corp. whereby Lundin Mining Corp. acquired just under a 10% equity stake in Sunridge Gold.

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Metal prices and treatment charges

Compared to the fourth quarter of last year, the price of zinc has increased considerably. The reduction in inventory levels of zinc on the London Metal Exchange ("LME ") seen during 2005 has continued into 2006. The price of zinc has continued to rise and is currently trading around 3,200 US$/tonne (1.45 US$/pound). The price of lead and copper has followed the same pattern as zinc and increased significantly compared to 2005. Lead is currently trading around 1,200 US$/tonne (0.54 US$/pound) and copper is trading around 6,700 US$/tonne (3.04 US$/pound)

METAL PRICES		First	First
(LME/LBMA)		quarter	quarter	Change	Year ended
(average)		2006	2005	%	2005

Zinc	US$/pound	1.02	0.60	+70	0.63
	US$/tonne	2,242	1,316	+70	1,381

Lead	US$/pound	0.56	0.44	+27	0.44
	US$/tonne	1,242	978	+27	976

Copper	US$/pound	2.24	1.48	+51	1.67
	US$/tonne	4,940	3,267	+51	3,678

Silver	US$/oz	9.69	6.97	+39	7.31

The base treatment charges ("TC") for zinc has continued downwards based on a deficit of concentrate and the Company believes the TC for zinc will remain at historically low levels over the next years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters.

Outlook

The outlook for metal prices for 2006 is, in general, very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, we expect that the price for zinc, copper and lead will remain strong during 2006 and into 2007 .

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton where by Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up -front cash payment received from Silver Wheaton in December 2004 has been deferred in the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

Currencies
	First	First		Year
EXCHANGE RATES	quarter	quarter	Change	ended
(average)	2006	200 5%		2005
SEK per US$	7.78	6.92	+12	7.47

SEK per CA$	6.74	5.64	+19	6.17

CA$ per US$	1.15	1.23	-6	1.21

US$ per Euro	1.20	1.31	-8	1.25

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Liquidity and capital resources

Working Capital, including cash and short term financial debt

At March 31, 2006, the Company had working capital of $91.5 million compared to working capital of $63.8 million at December 31, 200 5. Cash was $89.3 million as at March 31, 2006 compared to $74.4 million as at December 31, 2005. The change in the working capital is primarily due to the positive cash flow generation from the operations. Higher metal prices have also increased the accounts receivable which in turn increases the working capital

Accounts receivable

Accounts receivable increased to $32.3 million as at March 31, 200 6 from $20.2 million at December 31, 2005. Continued higher metal prices have gradually increased the accounts receivables at the operations.

Current liabilities

Current liabilities decreased to $40.0 million as at March 31, 2006 from $41.8 million at December 31 , 2005. During the quarter the Company has paid taxes relating to the 2005 taxable income in Sweden of $13.2 million which has have decreased the current liabilities. During the quarter the Company has recorded short-term income tax liabilities of $ 7.0 million due to the 2006 taxable income. The unrealized losses on the copper and lead hedges have increased the current liabilities by $4.3 million.

Long-term liabilities and provisions

Long-term liabilities and provisions have increased during 2006 compared to December 31, 2005. The main reason for the change is the conversion of Swedish currency to USD and an increase of future income tax liabilities in Ireland due to the income generated during 2006. The strengthening Swedish currency during 2006 has increased the long -term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of March 31, 2006. As of the same date, Lundin Mining had entered into the following metal hedging contracts. Approximately 35% of the expected payable copper production for 2006 has been hedged. The corresponding amount for lead is approximately 50%. The Company has no outstanding zinc hedging contracts.

		Q2-2006	Q3-2006	Q4-2006	Total
					volume
					2006
Copper	Volume
	(tonnes)	1,300	800	625	2,725

Forward sales	US$/pound	1.74	1.74	1.74
	US$/tonne	3,825	3,825	3,825

Lead	Volume
	(tonnes)	6,000	6,000	6,000	18,000

Bought Put	US$/pound	0.43	0.43	0.43
Options	US$/tonne	950	950	950

Sold Call	US$/pound	0.53	0.53	0.53
Options	US$/tonne	1,170	1,170	1,170

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $6.4 million as of March 31, 2006.

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Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton , with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. If at the end of the 25 -year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company's subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one -third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit , NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

During 2006, a major Swedish bank has issued a bank guarantee of SEK 65 million (approx. $8.4 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 7 of the consolidated interim financial statements.

Outstanding share data

As at April 27, 2006, the Company had 40,748,831 common shares outstanding and 657,500 share options outstanding under its stock-based incentive plans.

Risks

The Company's properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company's risk factors are more fully described in the Company's Annual Information Form.

Cautionary note regarding forward -looking statements

Certain statements contained in the foregoing Management's Comments and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward -looking statements in light of the risks set out above.

Non-GAAP Performance Measures

Zinc Cash Production Cost (US$/pound ) is a key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company's producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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The following table present s the calculation of Zinc Cash Production Costs (US$/pound) for each of the Company's operation for the periods indicated.

Reconciliation of unit cash costs of zinc to consolidated statements of operations

Thousands of US dollars, except zinc cash production cost per pound

	Three Months Ended
	31 March, 2006

	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	10,451	12,633	12,795
Treatment charges for zinc	13,723	4,787	10,859
Bi-product credits	(10,526)	(13,889)	(3,872)
Other items effecting cash production costs	(1,136)	(7,069)	(508)
Total	12,512	(3,538)	19,274

Zinc metal payable (tonnes)	15,269	6,971	14,539
Zinc metal payable (000's pounds)	33,652	15,364	32,044
Zinc cash production cost per pound	0.37	(0.23)	0.60

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Lundin Mining Corporation
INTERIM CONSOLIDATED BALANCE SHEETS

		(Unaudited)	(Unaudited)	(Audited)
		As at March 31,	As at March 31,	As at December 31,
Thousands of US dollars	Notes	2006	2005 (restated)*	2005
ASSETS
Current assets
Cash		$89,315	$90,525	$74,409
Accounts receivable		32,343	15,462	20,231
Investments	5	-	22,701	-
Inventories		8,643	6,690	9,609
Prepaid expenses		1,223	745	1,340
		131,524	136,123	105,589
Fixed assets
Long term receivables		5,135	580	5,121
Investments		8,110	-	3,349
Properties, plant and equipment		283,331	189,703	288,217
Future income tax assets		2,857	4,436	2,753
Deferred financing costs		1,831	2,305	1,785
		301,264	197,024	301,225
		$432,788	$333,147	$406,814

LIABILITIES
Current liabilities
Accounts payable		$5,274	$5,181	$10,453
Accrued expenses		13,007	6,973	7,723
Other accrued liabilities		10,846	4,133	7,646
Due to related parties	7	-	51	-
Income taxes payable		8,286	-	13,434
Current portion of deferred revenue		2,573	3,923	2,509
		39,986	20,261	41,765
Long-term liabilities				-
Capital lease obligation		1,135	-	1,547

Provisions
Deferred revenue	5	56,312	67,522	55,667
Provisions for pension		12,642	12,804	12,111
Asset retirement obligations and other provisions		16,449	10,579	16,093
Future income tax liabilities		36,953	40,609	34,488
		122,356	131,514	118,359

NON-CONTROLLING INTEREST		802	489	627

SHAREHOLDERS´EQUITY
Share capital	6	243,305	185,005	243,305
Contributed surplus		1,600	855	1,357
Retained earnings (deficit)		46,714	(1,775)	25,253
Cumulative translation adjustments		(23,110)	(3,202)	(25,399)
		268,509	180,883	244,516
		$432,788	$333,147	$406,814
* See note 2
See accompanying notes

Approved by the Board:

Lukas H. Lundin	William A. Rand

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Twelve months
Thousands of US dollars	ended March 31,	ended March 31,	ended Dec 31,
(except per share amounts)	2006	2005 (restated)*	2005

Sales	$91,798	$36,033	$192,073
Cost of sales	(49,875)	(25,880)	(150,709)

Gross margin	41,923	10,153	41,364

Expenses
General exploration and project investigation	(1,569)	(1,601)	(7,146)
Selling, General and Administration	(2,313)	(2,643)	(8,976)
Stock based compensation	(1,815)	-	(1,887)
	(5,697)	(4,244)	(18,009)
Other income/expenses
Interest income	444	403	1,465
Interest and bank charges	(141)	(5)	(511)
Foreign exchange gains/(losses)	(1,077)	(203)	4,041
Result on copper and lead hedges	(5,977)	-	(2,095)
	(6,751)	195	2,900

Income before undernoted	29,475	6,104	26,255

Gain on sale of investment	-	-	17,810

Income before income taxes
and non-controlling interest	29,475	6,104	44,065

Income taxes	(7,841)	(2,538)	(13,291)
Non-controlling interest	(173)	(631)	(811)

Net income for the period	$21,461	$2,935	$29,963

Retained earnings (deficit) beginning of period	25,253	(4,710)	(4,710)
Net income	21,461	2,935	29,963
Retained earnings (deficit) end of period	$46,714	$(1,775)	$25,253

Basic earnings per share	$0.53	$0.09	$0.78

Diluted earnings per share	$0.52	$0.09	$0.78

Basic weighted average number of shares outstanding	40,693,831	33,516,053	38,416,486

Diluted weighted average number of shares outstanding	41,027,997	33,888,553	38,658,521

* See note 2
See accompanying notes

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY
(Unaudited)
				Cumulative
		Contributed	Retained	translation
Thousands of US dollars	Share capital	surplus	earnings	adjustments	Total

As at December 31, 2005	$243,305	1,357	25,253	(25,399)	244,516

Stock based compensation		243			243

Translation adjustment for the period				2,289	2,289

Net income for the period			21,461		21,461

As at March 31, 2006	$243,305	1,600	46,714	(23,110)	268,509

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Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
	(Unaudited)	(Unaudited)	(Audited)
	Three months	Three months	Twelve months
	ended March 31,	ended March 31,	ended Dec 31,
Thousands of US dollars	2006	2005 (restated)*	2005
Cash flow from operating activities
Net income for the period	$21,461	$2,935	$29,963
Add/(deduct) non-cash items
Amortization of deferred revenue	(782)	(614)	(3,083)
Depreciation and amortization	14,037	9,046	51,999
Stock based compensation	1,815	-	1,090
(Gain)/loss on asset dispositions	82	-	(17,810)
Future income taxes	820	2,538	(769)
Provision for pensions and other	219	(998)	902
Net changes in non-cash working capital items	(14,948)	(5,359)	4,373
Total cash-flow from operating activities	22,704	7,548	66,665

Cash flow from financing activities
Common shares issued	-	-	1,365
Deferred revenue	-	-	-
Financing costs	-	-	-
Due to related parties	-	-	-
Repayment of debt	-	-	(40,514)
Proceeds from loan facility	-	-	23,018
Total cash-flow used in financing activities	-	-	(16,131)

Acquisition of subsidiaries, net of cash acquired	-	-	(70,849)
Mining properties and related expenditures	(4,876)	(2,428)	(17,957)
Securities held as fixed assets	(4,609)	-	(4,294)
Proceeds on asset dispositions	-	-	37,080
Total cash-flow used in investing activities	(9,485)	(2,428)	(56,020)

Impact of foreign exchange on cash balances	1,687	(1,275)	(6,785)

Increase/(decrease) in cash	14,906	3,845	(12,271)

Cash, beginning of period	74,409	86,680	86,680

Cash, end of period	$89,315	$90,525	$74,409

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Common shares issued for acquisition of NAN/Arcon	$-	$14,735	$71,074
Equipment acquired through capital lease	-	-	1,547
Common shares issued for mineral property acquisition	-	-	-
Common shares issued for acquisition expenses	-	-	-
	$-	$14,735	$72,621

OTHER SUPPLEMENTARY INFORMATION
Interest paid	$11	$15	$417
Taxes paid	$13,225	$-	$3,219

* See note 2
See accompanying notes

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Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005 (Unaudited)
(In United States dollars)

1. Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company's 2005 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management , necessary for a fair presentation of the respective interim periods presented.

2. Translation of foreign currencies

Effective April 1, 2005, the reporting currency of Lundin Mining was changed from the Canadian to the U.S. dollar. The board and management of Lundin Mining reassessed which currency was most suitable to its financial statement users. Based on the circumstance that most of the sales of the Lundin Mining Group (the "Group") are denominated in U.S. dollars and that most of the assets owned by the Group are valued in U.S. dollars, a decision was taken by the board to change the reporting currency from the Canadian dollar to the U.S. dollar.

As a consequence, the financial statements for all years (or periods) presented have been translated into the new reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders' equity.

The Company has also reassessed the measurement currencies of its corporate offices and its mining operations.

Lundin Mining AB and Zinkgruvan Mining AB ("Zinkgruvan") had previously used the Canadian dollar as their measurement currency and had been considered integrated foreign operations. These entities had been accounted for using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.

Following the establishment of an executive office in Stockholm, Sweden, in April 2005, the Company decided that Zinkgruvan and Lundin Mining AB would use the Swedish Krona (SEK) as their measurement currency. ARCON will use Euro as its measurement currency and the measurement currency of Lundin Mining w ill continue to be the Canadian dollar. This will have the effect that the current rate method will be used when translating the financial statements of these companies.

North Atlantic Natural Resources ("NAN") has been considered a self -sustaining foreign operation, used the Swedish Krona as its measurement currency, and has been accounted for by using the current rate method.

The change in measurement currencies has been applied starting April 1, 2005.

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3. Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS") / International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company's assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investments the Company holds in Union Resources and Sunridge Gold Corporation should be valued at the lower of cost or fair market value. However, according to IAS 39, these investment s would be recorded at fair market value. The fair market value, as at March 31 2006, was $14.8 million, which exceeded the carried cost value by $6.7 million.

4. Acquisitions

(a)    North Atlantic Natural Resources AB

On December 30, 2004 the Company acquired all of Boliden Mineral AB' s ("Boliden's") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden' s NAN shares amount s to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining' s shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden' s NAN shares was CAD $22,638,720 (approximately $18.4 million).

Prior to the acquisition of Boliden' s NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares and votes. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee' s (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining, as per September 30, 2005, held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration of the 23.6% the Company issued an additional 1,383,321 common shares at a price of CAD$13.25 (US$10.65) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

The acquisition of 36.9% of the outstanding shares from Boliden Mineral AB and 23.6% of the outstanding shares pursuant to the Offer to the remaining shareholders has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

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Purchase price:
Consideration paid with new shares	$33, 420,000
Acquisition expenses paid in cash	2,476,000
$35,896,000
Net assets acquired:
Cash	$5,195, 000
Other working capital, net	2,822,000
Mining properties	42,078,000
Property, plant and equipment	198,000
Future income tax liabilities	(6,183,000)
Other provisions	(300,000)
$43,810,000
Less:
Non-controlling interest	$(483,000)
Carrying value of prior investment in NAN	(7,431,000)
$35,896,000

(b)    ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of CAD$12.53 (US$10.02) per share, being the average closing price of the Company's shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005 the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005. The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Property, plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

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5. Agreement with Silver Wheaton Corporation

On December 8, 2004 the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD60.6 million), 6 million (post -consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) $3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During 2005 Zinkgruvan sold all of the shares and warrants in Silver Wheaton for net proceeds of approximately $37.1 million and a profit before tax of approximately $17.8 million.

The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25 -year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

The upfront cash payment of $50 million and the aggregate fair value of the shares and warrants of $22.8 million have been deferred in the balance sheet and are realized in the income statement when the actual deliveries of silver occur. The deferred per ounce amount which is realized in the income statement is based on deliveries of 40 million ounces and equals approximately $1.74 per ounce of silver delivered. Total revenue from silver currently equals $5.64 per ounce, including $3.90 per ounce which is invoiced to Silver Wheaton upon delivery of silver.

6. Share capital

The authorized and issued share capital is as follows:

(a)    Authorized:

Unlimited number of common shares with no par value and on e special share with no par value.

Shares issued and outstanding

	Number of	Amount
	shares	(US $'000)
Balance, December 31, 2004	33,419,271	170,278
Shares issued to acquire shares in NAN	1,383,321	14,727
Balance, March 31, 2005	34,802,592	185,005
Shares issued to acquire shares in ARCON	5,621,239	56,347
Exercise of options	2,000	8
Balance, June 30, 2005	40,425,831	241,360
Exercise of options	53,000	353
Balance, September 30, 2005	40,478,831	241,713
Exercise of options	215,000	1,004
Transfer of contributed surplus on exercise of stock options	-	588
Balance, December 31, 2005	40,693,831	243,305
Balance, March 31, 2006	40,693,831	243,305

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(b)    Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

		Weighted-Average
	Number of	Exercise Price
Options	Shares	(CAD $)
Outstanding at December 31, 2005	667 ,500	$11.29
Granted in 200 6	45,000	$22.18
Outstanding at March 31, 2006	712,500	$11.98

Expiry dates
July 8, 2006	100,000
October 5, 2006	12,500
April 12, 2007	290,000
August 8, 2007	85,000
November 8, 2007	180,000
February 13, 2008	45,000

7. Other related party transactions

During the three months ended March 31, 2006, and March 31, 2005 charges from a company owned by the Chairman of the Company for management and administrative services were $45,000 and $39,400 respectively.

8. Guarantees

During 2006, a major Swedish bank has issued a bank guarantee of SEK 65 million (approx. $8.4 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

9. Segmented Information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:

	Three months ended
In thousands of United	March 31,	March 31,
States dollars	2006	2005
Sales
Sweden	64,389	36,033
Ireland	27,409	-
	91,798	36,033

Total assets
Sweden	257,113	323,368
Ireland	162,698	-
Canada	12,977	9,779
	432,788	333,147

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SUPPLEMENTARY INFORMATION

1.     LIST OF DIRECTORS AND OFFICERS AT MARCH 31, 2006:

(a)    Directors:

Adolf H. Lundin
Brian D. Edgar
Edward F. Posey
John H. Craig
Karl-Axel Waplan
Lukas H. Lundin, Chairman
Pierre Besuchet
William A. Rand
Tony O'Reilly Jnr

(b)    Officers:

Lukas H. Lundin, Chairman
Karl-Axel Waplan, President and Chief Executive Officer
Anders Haker, Chief Financial Officer
Kjell Larsson, Vice President Mining
Neil O'Brien, Vice President Exploration
Manfred Lindvall, Vice President Environment, Health and Safety
Kevin Hisko, Corporate Secretary

2.     FINANCIAL INFORMATION

The report for the second quarter 2006 will be published on August 10, 2006.

3.     ALLOCATION OF PROFITS

The Board of Directors proposes that no dividends are distributed to the shareholders for 2005.

4.     ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held in Vancouver, Canada, on May 31, 2006.

5.     OTHER INFORMATION

Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 7842
Fax: +1 604 689 4250

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723 -8.

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